UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

_____

**CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

COMMISSION FILE NO.: 0-50429

Date of Report: March 16, 2007

PROSPERO MINERALS CORP.

(Exact name of registrant as specified in its charter)

Nevada	**33-1059313**
(State of other jurisdiction of incorporation or organization	(IRS Employer Identification No.)

575 Madison Avenue, 10th Floor, New York, NY	**10022**
(Address of principal executive offices)	(Zip Code)

212-937-8442

(Registrant's telephone number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.02   Non-Reliance on Previously Issued Financial Statements

The Board of Directors has learned the following (some of which has been previously reported in Current Reports):

(a) that the Central African Republic licenses sold to it in March 2006 only permitted exploration, not mining, such that Lobaye Gold SARL had no capacity to actually conduct mining operations;

(b) that in March 2006, when Prospero Minerals purchased the assets associated with Lobaye Gold SARL, the government of the Central African Republic was about to suspend the exploration licenses due to the failure of Lobaye Gold SARL to make required payments to the government;

(c) that the exploration licenses were, in fact, suspended in May 2006; and

(d) that the mining licenses presented to Prospero Minerals in August 2006 were, in fact, forgeries.

At no time in 2006 did Lobaye Gold SARL have a license to carry on mining operations in the Central African Republic. To cover up its fraud, the prior management of Lobaye Gold SARL presented forged licenses to Prospero Minerals. As a result of this fraud, Messrs Llinas and Randel, the former managers of Lobaye Gold SARL, are now imprisoned in the Central African Republic, charged with criminal forgery and fraud.

The discovery that Lobaye Gold SARL not only was not engaged in the gold mining business, but could not be so engaged, has caused Prospero Minerals management to re-evaluate the March 2006 asset purchase. In that contract, Prospero Minerals purchased assets in five categories:

(a) Three mining licenses from the Central African Republic – for exploration only, in default, about to be suspended and, therefore, worthless.

(b) Lobaye Gold SARL – worthless without a mining license.

(c) Debt owed by Lobaye Gold SARL – worthless since Lobaye Gold SARL lacked any means of paying the debt.

(d) Lease for mining equipment

(e) Mining equipment.

Based upon this analysis, on March 6, 2007 the Board of Directors determined that it is appropriate to allocate the entirety of the consideration that it gave for the assets – 80 million shares of common stock – to the only assets that had any value, namely the mining equipment. The Board of Directors has also determined that the book value of the mining assets should be written-down to their liquidation value as of March 31, 2006, due to the fact that Prospero had no means of realizing income from the asset other than liquidating it.

For the foregoing reason, the financial statements contained in the Quarterly Reports filed by Prospero Minerals for the period ended June 30, 2006 and the period ended September 30, 2006 should not be relied upon.

The Board of Directors has not discussed the matters disclosed in this filing with Prospero Minerals' independent accountant.

Item 2.06   Material Impairments

Since Prospero Minerals lacks the resources to take physical control of the mining equipment, the Board of Directors has determined that the book value of the equipment is completely impaired, and should be written-down to zero. The Board of Directors cannot quantify the impairment at this time, since it has no basis for determining the liquidation value of the equipment as of March 31, 2006.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PROSPERO MINERALS CORP.

Dated: March 16, 2007   By: /s/ Darvie Fenison

                                                                          Darvie Fenison, Chief Executive
                                                                          Officer